UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Trimol Group, Inc. (Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)
896274 10 7
(CUSIP Number)

Jack Braverman

10 Millcreek Crescent

Thornhill, Ontario L4J 6N5 Canada

Telephone 416.414.2949

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Trimol Group, Inc.

Boris Birshtein, Chief Executive Officer

1221 Avenue of the Americas, Suite 4200

New York, New York 10020

Telephone 212.554.4394

August 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896274 10 7	Page 1 of 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jack Braverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER
1,000,000 shares of common stock of the Company
8	SHARED VOTING POWER
34,637,500 shares of common stock of the Company
9	SOLE DISPOSITIVE POWER
1,000,000 shares of common stock of the Company
10	SHARED DISPOSITIVE POWER
34,637,500 shares of common stock of the Company
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,637,500 shares of common stock of the Company
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35%
14	TYPE OF REPORTING PERSON
IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.01 per share, of Trimol Group, Inc., a Delaware corporation (the “Company” or “Issuer”). The Company’s principal address is 1221 Avenue of the Americas, Suite 4200, New York, New York 10020.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Jack Braverman in connection with his acquisition of 34,637,500 shares of the Company’s common stock by virtue of his fifty percent (50%) ownership in Royal HTM Group, Inc. (“Royal”) that owns 69,275.000 shares of the Company’s common stock.

Mr. Braverman is the Chief Financial Officer of the Company, and is the President of Royal, the Company’s majority shareholder.

(a)	Name: Jack Braverman

(b)	Citizenship: Canada

(c)	Principal Address: 10 Millcreek Crescent, Thornhill, Ontario L4J 6N5 Canada

(d)	Principal Business: Businessman

(e)	During the last five years Mr. Braverman has not been convicted in a criminal proceeding.

(f)	During the last five years Mr. Braverman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Braverman acquired a fifty percent (50%) ownership interest in Royal for $1 and other consideration as of October 10, 2010, and as of such date Royal owned 69,275,000 shares of the Company’s common stock. On August 20, 2015 voting rights to Mr. Braverman’s beneficial ownership of 34,637,500 of such shares were conferred, authorized and confirmed.

ITEM 4. PURPOSE OF TRANSACTION

Clarification of voting rights of shares indirectly owned by Mr. Braverman by virtue of his fifty percent (50%) ownership interest in Royal.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Braverman as of the date of the transaction is 35,637,500, representing 35% of the class. Such class is based on a total of 100,472,328 issued and outstanding shares of common stock of the Company.

(b)	No other transaction has occurred in the last sixty (60) days between Mr. Braverman and Royal.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 21, 2015

By:	/s/ Jack Braverman
Name:	Jack Braverman